Roth Capital Partners, LLC

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

November 1, 2019

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Christine Westbrook

Re:	Giga-tronics Incorporated Registration Statement on Form S-1
File No. 333-233987

Dear Ms. Westbrook:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the underwriter, hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-1 (the “Registration Statement”) to become effective at 5:00 p.m., Eastern time, on Tuesday, November 5, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated as of the date hereof to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, ROTH CAPITAL PARTNERS, LLC By: /s/ Aaron M. Gurewitz_________________ Aaron M. Gurewitz Head of Equity Capital Markets

cc:	M. Ali Panjwani, Esq.
Pryor Cashman LLP